STRATUM HOLDINGS, INC.

Three Riverway, Suite 1590

Houston, Texas 77056

(713) 479-7050

Fax (713) 479-7080

June 29, 2009

Mr. William H. Demarest IV

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Stratum Holdings, Inc.

Form 10-K for the Year Ended December 31, 2008

Form 10-Q for the Period Ended March 31, 2009

File No. 0-51229

Dear Mr. Demarest:

On behalf of Stratum Holdings, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 18, 2009 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and its Quarterly Report on Form 10-Q for the period ended March 31, 2009.

Cover Page

1.                   Please state the aggregate market value of your common stock held by non-affiliates as of the last business day of your most recently completed second fiscal quarter.  See the cover page requirements of the Form 10-K.

Response to Comment 1:

We will include this change on a draft amendment to our Form 10-K.

Items 1 and 2.  Description of Business and Properties, page 3

2.                   It does not appear that you have included all the disclosure required by Guide 2, specifically sections 5 through 8.  Please provide this disclosure or tell us why you believe you are not required to include this information.

Response to Comment 2:

Industry Guide 2, sections 5 through 8, pertain to oil and gas related disclosures regarding Undeveloped Acreage, Drilling Activities, Present Activities and Delivery Commitments.  In our Form 10-K, Item 1 and 2, under the section “Exploration & Production – Productive Oil and Gas Wells and Acreage,” we stated that we had no interests in any undeveloped acreage and that we did not participate in the drilling of any new oil and gas wells in the years ended December 31, 2008 and 2007.  Further, we had no delivery commitments in those two years (although we did not specifically disclose that we had no delivery commitments).  In future filings, we will include this data in the requested tables even if the tables show we have none of the disclosed acreage, drilling activities, present activities or delivery commitments.

Item 3.  Legal Proceedings, page 6

3.                   For your material legal proceedings, please provide all the disclosure required by Item 103 of Regulation S-K.  For example, with respect to the lawsuit against Decca, tell us the name of the court or agency in which the proceeding is pending, the principal parties and a description of the factual basis alleged to underlie the proceeding.

Response to Comment 3:

We will provide the requested information, as applicable, in the draft amendment to our Form 10-K.

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters, page 7

4.                   We refer to your reference that information on securities authorized for issuance under your equity compensation plans is included in Note 7 of your financial statements.  We note, however, that the information presented in Note 7 does not include all the information required by Item 201(e) of Regulation S-K, including the number of shares remaining available for future issuance under your equity plans.  Please provide this disclosure.

Response to Comment 4:

Note 7 of our consolidated financial statements discloses that our amended option plan provides for the issuance of up to 2,400,000 shares and the tabular presentation therein indicates that options on approximately 2,100,000 shares have already been issued.  We will provide the shares remaining available for additional issuance in our future filings.

Item 9.  Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 14

5.                   Please amend your Form 10-K to furnish the information required by Item 304(b) of Regulation S-K.

Response to Comment 5:

We underwent a change of accountants as reported in our Form 8-K filed on June 16, 2008.  However, in connection with such change in accountants, none of the three disclosure conditions indicated in Item 304(b) of Regulation S-K occurred.

Item 9A(T).  Controls and Procedures

(a)  Disclosure Controls and Procedures, page 14

6.                   Your disclosure indicates that the evaluation of your disclosure controls and procedures was performed under the supervision of your chief financial officer and that your chief financial officer has concluded that your disclosure controls and procedures were not effective.  Rule 13a-15(b) and Rule 15d-15(b) of the Securities Exchange Act of l934 require that the assessment of your disclosure controls and procedures be conducted with the participation of both your principal executive officer and your principal financial officer.  As such, please file an amendment to your Form 10-K to present the conclusions of both your principal executive officer and your principal financial officer.  Refer to Item 307 of Regulation S-K.

Response to Comment 6:

We will amend our disclosure regarding the participation of both the principal financial officer and the principal executive officer in the draft amendment to our Form 10-K.

(b)  Management’s Annual Report on Internal Controls over Financial Reporting, page 15

7.                   Please confirm to us that your internal control over financial reporting was designed by, or is under the supervision of, your principal executive and principal financial officers as required by Rules 13a-15 and 15d-15 and that the conclusions you have made regarding your internal control over financial reporting have been made with the participation of your principal executive and principal financial officers.

Response to Comment 7:

This will confirm that our internal controls over financial reporting was designed by our Chief Financial Officer, with participation of our Chief Executive Officer as required by Rules 13a-15 and 15d-15, and that the conclusions that we have made regarding our internal controls over financial reporting have been made with the participation of both of these principal officers.

8.                   Your disclosure indicates that management concluded that there was a material weakness in your internal controls over financial reporting.  However, Item 308(T) of Regulation S-K requires a statement as to whether or not internal control over financial reporting is effective.  It is not sufficient to cite the presence of a material weakness.  Please file an amendment to your Form 10-K to present management’s conclusion of the effectiveness of internal controls over financial reporting.

Response to Comment 8:

We will amend our disclosure regarding management’s conclusion of the effectiveness of internal controls over financial reporting in the draft amendment to our Form 10-K.

9.                   In your amendment, please clarify the nature of your material weakness.  The description of “completeness and cutoff” does not describe the deficiency.  However, your disclosure also includes a statement about a “lack of independent review” and the departure of a highly experienced accountant.  If the material weakness is a lack of review and the result is a “completeness and cutoff” issue, it should be described as such, including the specific impact on financial reporting (i.e., completeness and cutoff of what?).  For reference please see the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf

Response to Comment 9:

In retrospect, our disclosure of the material weakness in our internal controls over financial reporting made in the third paragraph of Item 9A(T)(b) should have stated that the “deficient completeness and cutoff” controls related to the revenues and cost of sales of our Canadian Energy Services subsidiary, Decca Consulting, Ltd.  We will amend our disclosure regarding the material weakness in the draft amendment to our Form 10-K.

10.            Your disclosure indicates that you anticipate the implementation of completeness and cutoff controls in 2009.  The comment above not withstanding, in your amendment please be more specific in regards to your plans for remediating the material weakness.

Response to Comment 10:

Due to the recent financial performance of our Canadian Energy Services subsidiary, Decca Consulting, Ltd., we are unable to be more specific on our plans to remediate the material weakness regarding Decca’s completeness and cutoff controls. Once we are able to advance our plans to remediate this material weakness, we will include such disclosure in our subsequent filings.

Corporate Governance, page 17

11.            Please disclosure why you have not adopted a code of ethics as required by Item 406 of Regulation S-K.

Response to Comment 11:

We will amend our disclosure regarding the reasons for not adopting a code of ethics in the draft amendment to our Form 10-K.

Item 11.  Executive Compensation, page 18

12.            We note your disclosure in footnote 5 to the summary compensation table that you have not included an Outstanding Equity Awards at Fiscal Year-end table since none of the outstanding options are currently “in the money.”  Please note that you are still required to include such a table for your named executive officers.  Refer to Item 402(p) of Regulation S-K.  Please include this table.

Response to Comment 12:

We will amend our disclosure to include an Outstanding Equity Awards at Fiscal Year-end table in the draft amendment to our Form 10-K.

Consolidated Balance Sheets, page 27

13.            We note that you have presented an impairment allowance, which represents the impairment of certain oil and gas properties, on the face of your balance sheets.  Please clarify whether these impairments related to proved or unproved properties, and if they relate to proved properties, please tell us how you determine it was appropriate to present the impairment on the face of your balance sheets as a valuation allowance.

Response to Comment 13:

The impairment allowance was related to our proved oil and gas properties (we have never reported any unproved oil and gas properties).  In accordance with standard industry practice for oil and gas producing companies, we reported this impairment allowance on the face of our balance sheets due to its materiality.

Consolidated Statements of Operations, page 28

14.            Please clarify what types of costs are included in the expense line item “energy services”.

Response to Comment 14:

In our consolidated statements of operations, the cost of “energy services” represents the amounts paid to independent consultants by our Energy Services subsidiary, Decca Consulting, Ltd., to generate the related “energy services” revenues.  We believe that the relationship between these two accounts can be reasonably gleaned from reading the description of Decca’s business activities under “Energy Services” in Item 1 and 2 in combination with the analysis of Stratum’s consolidated statements of operations under “Results of Operations” in Item 7.

15.            Disclosure in your Form 10-Q filed May 15, 2009 indicates that revenue from your domestic exploration and production business was over accrued as of December 31, 2008.  Please quantify for us the effect on your financial statements as of 2008 and tell us what consideration you have given to restating your financial statements.

Response to Comment 15:

As indicated in the attached SAB 99 memorandum prepared at the time of issuing our Form 10-Q, we believe that the impact of the over accrual of oil and gas revenues on our financial statements as of December 31, 2008 was immaterial for purposes of restating the consolidated financial statements in our 2008 Form 10-K.

Consolidated Statements of Cash Flows, page 30

16.            Please tell us how you have accounted for the proceeds from the sale of Tradestar and the payments for the acquisition of Decca during 2007 on your statements of cash flows.  It appears the proceeds from the sale of Tradestar may have been classified as cash flows from operating activities rather than investing, and it is not clear what portion of the purchase price of Decca was paid in cash.

Response to Comment 16:

In our consolidated statements of cash flow, the cash portion of the purchase price paid for the acquisition of Decca in March 2007 was disclosed in investing activities.  The Tradestar asset sale in October 2007 was a relatively small transaction resulting in Stratum receiving no net cash proceeds, therefore, none is reflected in investing activities.

Oil and Gas Operations, page 31

17.            Please clearly state your accounting policy for recognizing impairments in both proved and unproved properties.  Refer to paragraphs 28 and 62A of SFAS 19.

Response to Comment 17:

As disclosed in Note 1 of our consolidated financial statements, we follow the “full cost” method of accounting for our oil and gas properties and, accordingly, we assess impairment under the SEC mandated full cost ceiling test.  SFAS 19 relates to companies following the “successful efforts” method of accounting for their oil and gas properties, therefore, it does not apply to Stratum.

Exhibits 31.1 and 31.2

18.            We note that the certifications are not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect including the omissions of parenthetical disclosure in paragraph 4(d).  Accordingly, please file with your amendment to your Form 10-K that includes certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-K.  This comment also applies to your Form 10-Q filed on May 15, 2009.

Response to Comment 18:

We will amend these exhibits to include the appropriate language in the draft amendment to our Form 10-K.

Form 10-Q

19.            Please describe the cease and desist proceedings pursuant to Section 21C of the Securities Exchange Act of 1934 initiated by the Commission against you on April 14, 2009, or tell us why you believe you are not required to disclose the proceedings.

Response to Comment 19:

We will include such disclosure in a draft amendment to our Form 10-Q.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

20.            Please revise your discussion of liquidity and capital resources to specifically address your short and long-term liquidity requirements, and how you plan to address them.  Please quantify your anticipated capital expenditures over the next 12 months, and address how you plan to finance these expenditures as well as your current liabilities and projected operating losses.  Please also address how you would finance any amounts coming due from violations of covenants on your debt obligations.  Based on your recent operating results, it does not appear cash flow from operations will be available to contribute to your liquidity and capital needs.

Response to Comment 20:

We will amend our disclosure to address these issues in the draft amendment to our Form 10-Q.

Item 4T.  Controls and Procedures

(a)  Disclosure Controls and Procedures, page 16

21.            Please file an amendment to your Form 10-Q to present the conclusions of both your principal executive officer and your principal financial officer regarding the effectiveness of your disclosure controls and procedures.  Refer to Item 307 of Regulation S-K.

Response to Comment 21:

We will amend our disclosure to present the conclusions of both our principal executive officer and our principal financial officer regarding the effectiveness of our disclosure controls and procedures in the draft amendment to our Form 10-Q.

22.            The disclosure of your Form 10-K indicates that you anticipate the implementation of completeness and cutoff controls at Decca in the second quarter of 2009.  We note that the disclosure in your Form 10-Q states that you anticipate such implementation “at an appropriate time”.  The comment regarding your Form 10-K not withstanding, in your amendment please be more specific as to when you anticipate the implementation of completeness and cutoff controls at Decca.  It appears that Decca still represents a majority of your revenues.

Response to Comment 22:

As noted in the responses to Comment 10, we are unable to be more specific on our plans to remediate the material weakness regarding Decca’s completeness and cutoff controls.  Once we are able to advance our plans to remediate this material weakness, we will include such disclosure in our subsequent filings.

(b)  Changes in Internal Controls over Financial Reporting, page 16

23.            We note that subsequent to the issuance of your December 31, 2008 financial statements you discovered a second material weakness, this one relating to the over accrual of revenue from your domestic exploration and production business.  You disclose that you have already implemented new procedures to address this material weakness.  In your amendment, please be more specific as to the changes you have made.

Response to Comment 23:

We did not consider the situation giving rise to an over accrual of our oil and gas revenues as of December 31, 2008 to be a second material weakness in our internal controls over financial reporting and did not report it as such in Item 4T(a) of our Form 10-Q.  Instead, we disclosed this matter in Item 4T(b) of our Form 10-Q inasmuch as the new revenue accrual procedures that we adopted in the first quarter of 2009 to remedy this situation represented a “change” in our internal controls over financial reporting. We will amend our disclosure to specify the changes made in the draft amendment to our Form 10-Q.

*****

As requested in the Comment Letter, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me in the Houston office at (713) 479-7050, or contact me by fax at (713) 479-7080 (new fax number).

Sincerely,

/s/ D. Hughes Watler, Jr.
D. Hughes Watler, Jr.
Chief Financial Officer

Stratum Holdings, Inc.

SAB 99 Memorandum

May 12, 2009

General

Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 2008, we determined that an over accrual of oil and gas revenues for the year ended December 31, 2008 had been recorded in the amount of $491,980.  Accordingly, we have restated our December 31, 2008 Consolidated Balance Sheet in our 1Q 09 Form 10-Q to adjust for this difference resulting in an increase in Accumulated Deficit as of that date in the tax-effected amount of $324,780.  This restatement had no effect on our comparative net loss or cash flows for the three months ended March 31, 2008 as reflected in our 1Q 09 Form 10-Q.  In our Annual Report on Form 10-K for the year ending December 31, 2009, we will restate our December 31, 2008 Consolidated Statement of Operations to increase our pre-tax net loss for that period by $491,980 and increase our after-tax net loss for that period by $324,780.

Based on our analysis, we believe that the impact of this restatement on our 2008 and prior year financial statements is immaterial.  This conclusion is based on an analysis taking into consideration both quantitative and qualitative factors as further noted below.  Further, it should be noted that the analysis below was prepared with the benefit of “hindsight” whereas estimating oil and gas revenues on a real time basis is much more subjective due to the substantial time lag of up to two or three months between production date and revenue booking date in the normal accounting cycle for oil and gas operations.

P&L Impact

While the P&L impact of the restatement largely relates to 2008, a relatively small portion relates to 2007 as our prior year oil and gas revenue accrual had not been fully adjusted (in a year in which we reported a pre-tax net loss of $10.3 million).  The exact portion attributable to 2007 is not readily determinable, however, for purposes of this analysis, it is assumed to be attributable approximately 1/3rd to 2007 and 2/3rd to 2008 (as oil and gas prices were substantially higher in 2008 than in 2007).  Using this allocation, shown below is the quantitative impact of the restatement on our Consolidated Statement of Operations:

Net Loss from Continuing Operations	As Reported	If Restated	Difference	%
Year ended December 31, 2007	$6,838,511	$6,946,771	$108,260	1.6
Year ended December 31, 2008	$3,719,688	$3,936,208	$216,520	5.8

Because of our substantial operating losses in the last two years, the above amounts are clearly immaterial for any potential users of our financial statements.  Therefore, we believe it is appropriate to reflect the P&L amount of the restatement in our 2008 Consolidated Statement of Operations.  In addition to the above quantitative analysis, we offer the following SAB 99 qualitative factors in support of this conclusion:

1.               whether the misstatement masks a change in earnings or other trends

As indicated in the above quantitative analysis, the misstatement does not mask any trends in our two most recent years’ operating losses.

2.               whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

There are no analysts’ expectations and the stock has been trading consistently at less than $0.10 per share, with extremely low volumes, since the second quarter of 2008.

3.               whether the misstatement changes a loss into income or vice versa

As noted above, we have already reported substantial operating losses in both 2007 and 2008.

4.               whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The error relates to our E&P segment which is the smaller of our two businesses.

5.               whether the misstatement affects the registrant’s compliance with regulatory requirements

The error did not affect compliance with any regulatory requirements as such revenue accruals were not reported to any federal or state regulatory authorities.

6.               whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The error did not affect compliance with loan covenants as we were already in violation of the 12/31/08 interest coverage covenant for our E&P segment (for which we obtained a waiver).

7.               whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The error did not affect management’s compensation as there were no incentive compensation awards made in 2007 or 2008.

8.               whether the misstatement involves concealment of an unlawful transaction.

The error was an inadvertent omission and there was no concealment of an unlawful transaction.

Balance Sheet Impact

From a Balance Sheet standpoint, the restatement only impacts Accounts Receivable, Taxes Payable and Stockholder’s Equity accounts.  Shown below is the impact of the restatement on those accounts in our 2008 Consolidated Balance Sheet (as a supplement for Taxes Payable, we have included the broader impact on Total Current Liabilities as a more relevant measure of the contra Balance Sheet impact):

Balance Sheet Accounts	As Reported	As Restated	Difference	%
Accounts Receivable	$3,392,730	$2,900,750	$491,980	14.5
Total Current Liabilities	$4,750,510	$4,583,310	$167,200	3.5
Retained Deficit	$9,527,816	$9,852,596	$324,780	3.4

We believe that the above amounts are immaterial for any potential users of our financial statements, therefore, we believe it is appropriate to reflect the retroactive restatement of our December 31, 2008 Consolidated Balance Sheet in our 1Q 09 Form 10-Q.

SOX 404 Implications

Following detection of the over accrual of our oil and gas revenues as of year-end 2008, we implemented new accounting procedures in 1Q 09 to provide additional assurance that oil and gas revenues are being properly accounted for on a monthly basis between quarterly reporting periods.  We believe that these new procedures will be adequate to address the deficiency giving rise to the over accrual of oil and gas revenues as of year-end 2008.  Since the over accrual did not result in a material misstatement of our financial statements (as documented in the analysis above), we do not believe that it was indicative of a material weakness in our internal controls over financial reporting (“ICFR”).  Nonetheless, we believe that we should report the new oil and gas revenue accrual procedures implemented in 1Q 09 as a change in ICFR in our Form 10-Q for that period.